

Nathan Wall · 3rd
CTO at StackSource
New York City Metropolitan Area · 4 connections · Contact info

 StackSource

 The University of Memphis

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Experience

CTO
StackSource
Dec 2015 – Present · 5 yrs 3 mos
Greater New York City Area

Software Engineer
Google · Full-time
Jul 2014 – Dec 2015 · 1 yr 6 mos
New York, New York, United States

Worked on local search and expanded the categories and regions where location based results are used

Software Engineer
AppNexus · Full-time
Jul 2012 – Jun 2014 · 2 yrs
New York, New York, United States

As a member of the framework team I developed tools and components used by front end engineers across the company.

Education

The University of Memphis
Bachelor of Science - BS, Mathematics
2010

Interests

The University of Memphis
111,656 followers

StackSource
1,233 followers